 Exhibit 99.1

Form 51-102F3

Material Change Report

Item 1 Name and Address of Company

Goldcorp Inc. (“Goldcorp”)

Suite 3400 - 666 Burrard Street

Vancouver, British Columbia

V6C 2X8

Item 2 Date of Material Change

December 4, 2015

Item 3 News Release

A news release with respect to the material change referred to in this report was disseminated via Canada Newswire on December 4, 2015 and filed on the system for electronic document analysis and retrieval (SEDAR) and EDGAR.

Item 4 Summary of Material Change

On December 4, 2015, Goldcorp announced that President and Chief Executive Officer Chuck Jeannes will retire following Goldcorp’s Annual General Meeting in April 2016 and that David A. Garofalo, currently President and Chief Executive Officer of HudBay Minerals Inc. (“HudBay”), will be appointed as President and Chief Executive Officer and will join Goldcorp’s Board of Directors.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

On December 4, 2015, Goldcorp announced that President and Chief Executive Officer Chuck Jeannes will retire following Goldcorp’s Annual General Meeting in April 2016 and that David A. Garofalo, currently President and Chief Executive Officer of HudBay, will be appointed as President and Chief Executive Officer and will join Goldcorp’s Board of Directors.

Mr. Jeannes has led Goldcorp since January 2007 and has been with Goldcorp and its predecessor company Glamis Gold Ltd. for nearly 17 years.

Mr. Garofalo has worked in various capacities in the natural resources sector over the last 25 years.  He served most recently as President, Chief Executive Officer and Director of HudBay since 2010 where he presided over that company’s emergence as a leading metals producer.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

 Item 7 Omitted Information

No significant facts remain confidential and no information has been omitted in this material change report.

Item 8 Executive Officer

For further information, contact Jeff Wilhoit, Vice President, Investor Relations of Goldcorp at (604) 696-3074.

Item 9 Date of Report

December 7, 2015